Contact

www.linkedin.com/in/kylealisharan
(LinkedIn)

Top Skills

Business Strategy
Presentation Skills
Financial & Operational Modeling

Kyle Alisharan

CFO
San Francisco Bay Area

Experience

Replit
Chief Financial Officer
September 2021 - Present (8 months)

Good Research
Advisor
December 2020 - Present (1 year 5 months)

IdeaRoom
Board Member
October 2018 - Present (3 years 7 months)
Boise Metropolitan Area

Unknown Worlds Entertainment
Consulting CFO
May 2020 - February 2022 (1 year 10 months)
San Francisco Bay Area

Company's first CFO. Acquired by Krafton.

Rhombus Systems
Consulting CFO
March 2018 - February 2022 (4 years)
Sacramento, California, United States

Cape Analytics, Inc
Consulting CFO
November 2017 - March 2020 (2 years 5 months)
Mountain View, California, United States

Nyansa, Inc
Consulting CFO
June 2017 - February 2020 (2 years 9 months)
Palo Alto

Company's first CFO. Acquired by VMWare.

Schoolzilla
CFO
October 2016 - April 2017 (7 months)
Oakland, CA

Intapp
CFO
2005 - 2016 (11 years)
Palo Alto, CA

Company's first CFO. IPO (NASDAQ INTA).

Wore many hats as the first CFO of Intapp, a market leading provider of
client success software to the world's largest law firms, accountancies, and
consulting organizations. Built the finance function from scratch. In addition, at
different times ran business development, corporate development, HR, legal,
sales compensation design, instrumentation and analytics. Led the company
through buying back all seed capital, 7 years of bootstrapped organic growth,
recapitalization with Private Equity, fund raising, and 3 successful acquisitions.
Helped grow the company from 20 employees in Palo Alto, to over 400 in 5
countries, sustaining a 58% compound annual growth rate in recurring revenue
over 11 years.

Stanford Student Enterprises
CEO
2003 - 2004 (1 year)
Palo Alto, CA

Ran a portfolio of student businesses at Stanford University, oversaw the
endowment for the Associated Students of Stanford University (ASSU), and
ran the student banking system.

Education

Stanford University
MS, Management Science and Engineering · (2002 - 2003)

Stanford University
BA, English major; Computer Science minor · (1998 - 2002)